

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Clark A. Marcus
Chief Executive Officer
Comprehensive Care Corporation
3405 W. Dr. Martin Luther King, Jr. Blvd, Suite 101
Tampa, Florida 33607

      **Re:    Comprehensive Care Corporation**
             **Form 10-K for the Fiscal Year Ended December 31, 2009**
             **Filed April 15, 2010**
             **Form 10-Q for the Quarter Ended June 30, 2010**
             **Filed August 16, 2010**
             **File No. 001-09927**

Dear Mr. Marcus:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Jeffrey Riedler
                        Assistant Director